Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-161379

1,250,000 Shares

Series D Preference Stock

(Cumulative, $100 Liquidation Value)

SUMMARY OF TERMS

Issuer:	Southern California Edison Company (“SCE” or the “Company”)

Securities Offered:	1,250,000 Shares, Series D Preference Stock; Cumulative, $100 Liquidation Value (the “shares”)

Ratings of Securities*:	Baa2 / BBB- / BBB+ (Moody’s / S&P / Fitch)

Offering Date:	March 7, 2011

Settlement Date:	March 10, 2011 (T+3)

Maturity:	Perpetual

Public Offering Price:	100.000%

Dividends:	When, as, and if declared by the Company’s board of directors, dividends on the shares will be payable quarterly on March 1, June 1, September 1 and December 1 of each year, beginning June 1, 2011, at a rate per annum equal to 6.500%. Dividends on the shares are cumulative from the date of issue.

Optional Redemption:	Callable at any time, or from time to time, on or after March 1, 2016, in whole or in part, at par plus accrued and unpaid dividends to the redemption date. However, any redemption that would reduce the principal amount of the shares outstanding to $50 million or less in the aggregate would be restricted to a redemption in whole only.

Issuance of Senior Shares:	As long as any shares are outstanding, the Company does not intend to issue any shares of capital stock ranking senior to the shares with respect to payment of dividends and distribution of the Company’s assets upon the Company’s liquidation, dissolution or winding up.

No Conversion Rights:	The shares will not be convertible into shares of any other class or series of SCE’s capital stock or any other security.

Voting Rights:	None generally, except that the consent of holders of at least a majority of the shares is required to amend the articles of incorporation to adversely change certain basic terms of the shares or to authorize, create or increase in amount any class of stock ranking senior to the shares.

Ranking:	The shares will rank equally with other series of preference stock, junior to SCE’s outstanding cumulative preferred stock and senior to SCE’s common stock, and to any other of the Company’s equity securities that the Company may issue in the future that by their terms rank junior to the shares.

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the shares for general corporate purposes.

Form:	Book-entry only

Tax Treatment:	Generally eligible for the Dividend-Received Deduction (DRD) as long as SCE has current or accumulated earnings and profits.

CUSIP/ISIN:	842400723/US8424007230

Joint Book-Running Managers:	Citigroup Global Markets Inc. (“Citi”) Goldman, Sachs & Co. J.P. Morgan Securities LLC (“J.P. Morgan”) Loop Capital Markets LLC Samuel A. Ramirez & Co., Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 248-3580 for Citi, by calling toll-free (866) 471-2526 for Goldman, Sachs & Co., or by calling collect (212) 834-4533 for J.P. Morgan.